ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

June 9, 2012

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 11:59 PM EST on May 31, 2012.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

COMPANY NUMBER	
ACCOUNT NUMBER	

THE FOLLOWING PROXY CARD RELATES TO THE THIRTY-FIRST ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030333333033333000 6 060912

ISSUES PRESENTED FOR CONSIDERATION AT THE THIRTY-FIRST ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 9, 2012
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

Ordinary Business	FOR	AGAINST	ABSTAIN
1. To receive, consider and adopt the Balance Sheet as at March 31, 2012, the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.	☐	☐	☐
2. To declare the final and special dividend for the financial year ended March 31, 2012.	☐	☐	☐
3. To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
4. To appoint a director in place of K.V. Kamath, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
5. To appoint a director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
6. To appoint a director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
7. To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	☐	☐	☐
Special Business			
8. To appoint Ann M. Fudge as a director, liable to retire by rotation.	☐	☐	☐
9. To appoint V. Balakrishnan as a director, liable to retire by rotation and also as a whole-time Director.	☐	☐	☐
10. To appoint Ashok Vemuri as a director, liable to retire by rotation and also as a whole-time Director.	☐	☐	☐
11. To appoint B.G. Srinivas as a director, liable to retire by rotation and also as a whole-time Director.	☐	☐	☐
12. Remuneration in the form of commission for non-executive Directors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

June 9, 2012

THE FOLLOWING PROXY CARD RELATES TO THE THIRTY-FIRST ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030333333033333000 6 060912

ISSUES PRESENTED FOR CONSIDERATION AT THE THIRTY-FIRST ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 9, 2012
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business

	FOR	AGAINST	ABSTAIN
1. To receive, consider and adopt the Balance Sheet as at March 31, 2012, the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.	☐	☐	☐
2. To declare the final and special dividend for the financial year ended March 31, 2012.	☐	☐	☐
3. To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
4. To appoint a director in place of K.V. Kamath, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
5. To appoint a director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
6. To appoint a director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
7. To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	☐	☐	☐
Special Business			
8. To appoint Ann M. Fudge as a director, liable to retire by rotation.	☐	☐	☐
9. To appoint V. Balakrishnan as a director, liable to retire by rotation and also as a whole-time Director.	☐	☐	☐
10. To appoint Ashok Vemuri as a director, liable to retire by rotation and also as a whole-time Director.	☐	☐	☐
11. To appoint B.G. Srinivas as a director, liable to retire by rotation and also as a whole-time Director.	☐	☐	☐
12. Remuneration in the form of commission for non-executive Directors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ______ Signature of Shareholder ________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.